VIEWPOINT CORPORATION
498 Seventh Avenue
New York, N.Y. 10018

August 1, 2007

BY EDGAR AND FACSIMILE

Maryse Mills-Apenteng, Esq.
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, DC 20549

Re:	Viewpoint Corporation
Registration Statement on Form S-3
File No. 333-143868

Dear Ms. Mills-Apenteng:

     This letter responds to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filing provided in the letter dated July 16, 2007 (the “Comment Letter”). The following responses to the Staff’s comments were provided by Viewpoint Corporation and are keyed to the comments in the Comment Letter. For your convenience, we have set forth the text of your comments above each of our responses below.

     We have filed Amendment No. 1 to the Registration Statement with the SEC on August 1, 2007 to reflect revisions based on your comments to the Registration Statement as filed on June 18, 2007.

Incorporation of Documents by Reference, page 14

1.	We note that while you incorporated by reference the amendments to the Form 10-K for the fiscal year ended December 31, 2006, you did not specifically incorporate the Form 10-K that was initially filed on March 16, 2007. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the Form 10-K filed on March 16, 2007.

R:	We have amended the section entitled “Incorporation of Documents by Reference” on page 14 to specifically incorporate by reference the Form 10-K that was initially filed on March 16, 2007.

Ms. Maryse Mills-Apenteng, Esq.
August 1, 2007

Signatures

2.	Please indicate who is signing the registration statement in the capacity of principal accounting officer or controller. Please see Instruction 1 of Form S-3 regarding signatures.

R:	We have amended the signature page to Amendment No. 1 to Form S-3 to identify Christopher C. Duignan as the principal accounting officer.

Legality Opinion

3.	The opinion states that “upon completion of the proceedings being taken and upon issuance of the Private Placement Shares … the Private Placement Shares when offered and sold in the manner referred to in the Registration Statement will be validly issued, fully paid and non-assessable…” It appears from your disclosure elsewhere, including the first paragraph of this opinion, that the 13,250,000 shares to which this statement refers are currently outstanding. Please revise the opinion to clarify whether the Private Placement Shares have been issued and, if so, to state that the outstanding shares of common stock are validly issued, fully paid and non-assessable.

R:	We have amended the fourth paragraph of the opinion to delete the following language in the second and third lines “upon completion of the proceedings being taken and upon issuance of the”, the third and fourth lines “pursuant to the terms of the Securities Purchase Agreement, dated as of May 4, 2007, the Private Placement Shares when offered and sold in the manner referred to in the Registration Statement will be” and the sixth line “and when offered and sold in the manner referred to in the Registration Statement”. These amendments to the opinion clarify that the Private Placement Shares have been issued and the outstanding shares of common stock are validly issued, fully paid and non-assessable.

     If you have any questions or comments relating to the foregoing, please do not hesitate to contact me at 212.201.0860.

Very truly yours,

/s/ Andrew J. Graf
Andrew J. Graf
Executive Vice President and General Counsel

cc:	Patrick Vogt
Viewpoint Corporation